UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 24, 2016

Carmike Cinemas, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-14993	58-1469127
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

1301 First Avenue, Columbus, Georgia	31901
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (706) 576-3400

Not applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement.

Amended and Restated Agreement and Plan of Merger

On July 24, 2016 AMC Entertainment Holdings, Inc. (“AMC”), AMC’s indirect wholly-owned subsidiary Congress Merger Subsidiary, Inc. (“Merger Subsidiary”), and Carmike Cinemas, Inc. (“Carmike”) entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”) which amends and restates the previously announced Agreement and Plan of Merger dated as of March 3, 2016 among Carmike, AMC and Merger Subsidiary (the “Original Merger Agreement”).

The Amended and Restated Merger Agreement provides, among other things, that at the effective time of the merger, each share of Carmike common stock, par value $0.03 per share, issued and outstanding immediately prior to the effective time (other than Carmike shares owned by AMC, Merger Subsidiary or Carmike or held by stockholders that have properly demanded appraisal for such shares in accordance with Delaware law) will be converted into the right to receive either (i) $33.06 in cash, without interest or (ii) 1.0819 shares of AMC class A common stock (the “Per Share Merger Consideration”), as elected pursuant to and as provided in the Amended and Restated Merger Agreement. As described in the Amended and Restated Merger Agreement, after the elections are made, the final Per Share Merger Consideration delivered to such stockholder is subject to proration so that 70% of the total shares held by all Carmike stockholders are converted into cash and 30% of the total shares held by all Carmike stockholders are converted into shares of AMC class A common stock.

Each Carmike stock option, share of restricted stock, restricted stock unit and performance share, will, contingent upon consummation of the merger, become 100% vested, and will be cancelled and converted into the right to receive the Per Share Merger Consideration pursuant to the election procedures described above or, in the case of stock options that have not been exercised, the excess, if any, of the cash amount of the Per Share Merger Consideration over the exercise price of such stock option. Performance shares will be paid based on actual results for each performance period completed prior to closing or at target for all incomplete periods.

The completion of the transactions contemplated by the Amended and Restated Merger Agreement is subject to the satisfaction or waiver of various customary closing conditions, including, among other things, the receipt of regulatory and stockholder approvals as provided for in the Original Merger Agreement and that the Registration Statement on Form S-4 under the Securities Act of 1933, as amended, to be filed by AMC and Carmike with the U.S. Securities and Exchange Commission (the “SEC”) shall have become and remains effective. Carmike’s obligation to close is also conditioned on the absence of a Parent Material Adverse Effect (as defined in the Amended and Restated Merger Agreement) following the signing of the Amended and Restated Merger Agreement.

If the Form S-4 has not become effective by October 25, 2016, then Carmike and AMC may extend the “End Date” (i.e., December 5, 2016) for an additional period of time not to exceed ninety days.

Except as noted above, the material terms of the Amended and Restated Merger Agreement are the same as the corresponding material terms of the Original Merger Agreement, a description of which is included under “Item 1.01. Entry into a Material Definitive Agreement — Agreement and Plan of Merger” of the Current Report on Form 8-K filed by Carmike with the SEC on March 4, 2016, which is incorporated herein by reference.

The foregoing summary of the Amended and Restated Merger Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Amended and Restated Merger Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The Amended and Restated Merger Agreement has been attached to provide investors and security holders with information regarding its terms and is not intended to provide any factual information about AMC, Merger Subsidiary or Carmike. The representations, warranties and covenants in the Amended and Restated Merger Agreement were made only for the purpose of the Amended and Restated Merger Agreement and solely for the benefit of the parties to the Amended and Restated Merger Agreement as of specific dates. Such representations, warranties and covenants may have been made for the purposes of allocating contractual risk between the parties to the Amended and Restated Merger Agreement instead of establishing these matters as facts, may or may not have been accurate as of any specific date, and may be subject to important limitations and qualifications (including exceptions thereto set forth in disclosure schedules agreed to by the contracting parties) and may therefore not be complete. The representations, warranties and covenants in the Amended and Restated Merger Agreement may also be subject to standards of materiality applicable to the contracting parties that may differ from those applicable to investors. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of AMC, Carmike or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Amended and Restated Merger Agreement, which subsequent information may or may not be fully reflected in Carmike’s public disclosures.

Item 8.01.	Other Events.

On July 25, 2016, Carmike issued a press release announcing the entry into the Amended and Restated Merger Agreement and the adjournment of the special meeting of stockholders. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Important Additional Information Regarding the Merger Will Be Filed With The SEC

This Current Report on Form 8-K may be deemed to be solicitation material in respect of the proposed merger of Carmike with and into a wholly-owned subsidiary of AMC. In connection with the proposed merger, AMC and Carmike will file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the AMC common stock to be issued in the proposed merger and a proxy statement of Carmike in connection with the proposed merger (the “Proxy Statement/Prospectus”). The proxy statement of Carmike contained in the Proxy Statement/Prospectus will replace the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Each of AMC and Carmike intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus will be mailed to stockholders of Carmike and will contain important information about the proposed merger and related matters.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, CARMIKE’S STOCKHOLDERS ARE URGED TO READ CAREFULLY THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT AMC OR CARMIKE HAS FILED OR MAY FILE WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, OR WHICH ARE INCORPORATED BY REFERENCE IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

Carmike’s stockholders will be able to obtain, free of charge, copies of the definitive Proxy Statement/Prospectus and Registration Statement, when available, and other relevant documents filed by AMC and Carmike with the SEC, at the SEC’s website at www.sec.gov. In addition, Carmike’s stockholders may obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by Carmike with the SEC from Carmike’s website at http://www.carmikeinvestors.com/.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that AMC or Carmike may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

This communication does not constitute a solicitation of a proxy from any stockholder with respect to the proposed merger. However, each of AMC, Carmike and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from Carmike’s stockholders with respect to the proposed merger. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the proposed merger, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus, which will replace the definitive proxy statement which Carmike previously filed with the SEC on May 23, 2016 and mailed to its stockholders on or about May 25, 2016. Additional information concerning AMC’s directors and executive officers is set forth in the definitive proxy statement filed by AMC with the SEC on March 15, 2016 and in the Annual Report on Form 10-K filed by AMC with the SEC on March 8, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from the investor relations section of AMC’s website at amctheatres.com. Additional information concerning Carmike’s directors and executive officers and their ownership of Carmike common stock is set forth in the proxy statement for Carmike’s most recent annual meeting of stockholders, which was filed with the SEC on April 15, 2016 and in the Annual Report on Form 10 K filed by Carmike with the SEC on February 29, 2016. These documents are available to Carmike stockholders free of charge from the SEC’s website at www.sec.gov and from Carmike’s website at http://www.carmikeinvestors.com/.

Disclosure Regarding Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws. Statements that are not historical facts, including statements about Carmike’s beliefs, expectations and future performance, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words, “believes,” “expects,” “anticipates,” “plans,” “estimates,” “seeks” or similar expressions. Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on beliefs and assumptions of Carmike’s management, which in turn are based on currently available information. The forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond Carmike’s ability to control or predict. Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the amended and restated merger agreement; the inability to complete the proposed merger due to the failure to obtain Carmike stockholder or regulatory approval for the proposed merger or the failure to satisfy other conditions of the proposed merger within the proposed timeframe or at all; disruption in key business activities or any impact on Carmike’s relationships with third parties as a result of the announcement of the proposed merger; the failure to obtain the necessary financing arrangements as set forth in the debt commitment letters delivered pursuant to the amended and restated merger agreement, or the failure of the proposed merger to close for any other reason; risks related to disruption of management’s attention from Carmike’s ongoing business operations due to the proposed merger; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against Carmike and others relating to the amended and restated merger agreement; the risk that the pendency of the proposed merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the pendency of the proposed merger; the amount of the costs, fees, expenses and charges related to the proposed merger; adverse regulatory decisions; unanticipated changes in the markets for Carmike’s business segments; general economic conditions in Carmike’s regional and national markets; Carmike’s ability to comply with covenants contained in the agreements governing Carmike’s indebtedness; Carmike’s ability to operate at expected levels of cash flow; financial market conditions including, but not limited to, changes in interest rates and the availability and cost of capital; Carmike’s ability to meet its contractual obligations, including all outstanding financing commitments; the availability of suitable motion pictures for exhibition in Carmike’s markets; competition in Carmike’s markets; competition with other forms of entertainment; the effect of Carmike’s leverage on its financial condition; prices and availability of operating supplies; the impact of continued cost control procedures on operating results; the impact of asset impairments; the impact of terrorist acts; changes in tax laws, regulations and rates; and financial, legal, tax, regulatory, legislative or accounting changes or actions that may affect the overall performance of Carmike’s business.

Consider these factors carefully in evaluating the forward-looking statements. Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in Carmike’s subsequently filed reports with the SEC, including Forms 10-Q and 8-K. Readers are cautioned not to place undue reliance on the forward-looking statements included in this Current Report on Form 8-K, which speak only as of the date hereof. Carmike does not undertake to update any of these statements in light of new information or future events, except as required by applicable law.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit 2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 24, 2016, among Carmike Cinemas,
Inc., AMC Entertainment Holdings, Inc. and Congress Merger Subsidiary, Inc. (Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Carmike agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.)

Exhibit 99.1	Carmike Cinemas, Inc. Press Release

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CARMIKE CINEMAS, INC.

Date: July 24, 2016	By:	/s/ Daniel E. Ellis
Daniel E. Ellis Senior Vice President, General Counsel and Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 2.1	Amended and Restated Agreement and Plan of Merger, dated as of July 24, 2016, among Carmike Cinemas, Inc., AMC
Entertainment Holdings, Inc. and Congress Merger Subsidiary, Inc. (Schedules and exhibits omitted pursuant to
Item 601(b)(2) of Regulation S-K. Carmike agrees to furnish supplementally a copy of any omitted schedule to the
SEC upon request.)

Exhibit 99.1	Carmike Cinemas, Inc. Press Release